Exhibit (d)(9)
FORM OF TAX RECEIVABLE AGREEMENT
     This TAX RECEIVABLE AGREEMENT (as amended from time to time, this “Agreement”), dated as of [DATE], is hereby entered into by and among 57th Street General Acquisition Corp., a Delaware corporation (“Parent”), Crumbs Holdings LLC, a Delaware limited liability company (the “Company”), and each of the undersigned parties hereto identified as “Members.”
RECITALS
     WHEREAS, the Members hold limited liability company interests in the Company, a Delaware limited liability company, treated as a partnership for U.S. federal income Tax purposes;
     WHEREAS, in connection with the Business Combination Agreement (as defined below), 57th Street Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (the “Merger Sub”), treated as a disregarded entity for U.S. tax purposes, shall be merged with and into the Company (the “Merger”). Upon the consummation of the Merger, the separate existence of the Merger Sub shall thereupon cease and the Company, as the surviving company in the Merger, shall continue its limited liability company existence under the laws of the State of Delaware as a non-wholly owned subsidiary of Parent;
     WHEREAS, in consideration for the Merger, the Members shall receive cash and Class B Exchangeable Units (as defined herein) which are exchangeable for Common Stock (as defined herein) of the Parent;
     WHEREAS, the Merger Sub, the Company, and each of their direct and indirect subsidiaries that are classified as partnerships for U.S. federal income Tax, if any, have and will have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) for each Taxable Year in which an Exchange occurs which election is intended generally to result in an adjustment to the Tax basis of the Parent’s proportional share of the Applicable Assets by reason of such Exchange and the receipt of payments under this Agreement;
     WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Basis Adjustment and Imputed Interest (in each case, as defined herein) on the actual liability for Taxes of Parent;
     NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined). Capitalized terms not defined herein shall have the meaning given to them in the Business Combination Agreement.
     “Adjusted Tax Basis” means, with respect to any Applicable Asset at any time, the Tax basis that such Applicable Asset has with respect to the Parent, at such time, as a result of the Basis Adjustment with respect to such Applicable Asset.
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.
     “Agreed Rate” means LIBOR plus 100 basis points.
     “Agreement” is defined in the Preamble of this Agreement.
     “Amended and Restated LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of the Company dated as of [April] [•], 2011, as such agreement may be amended, supplemented or modified from time to time in accordance with its terms.
     “Amended Schedule” is defined in Section 2.4(b) of this Agreement.
     “Amended Tax Effect Schedule” is defined in Section 3.1(b) of this Agreement.
     “Applicable Assets” mean with respect to each Exchange, any assets owned by the Company and each of its direct and indirect non-corporate subsidiaries at the time of such Exchange (including any assets whose Tax basis is determined in whole or in part, by reference to the adjusted basis of any such assets, or is adjusted as a result of the sale or exchange of such assets).
     “Basis Adjustment” means, with respect to each Exchange, the adjustment to the Tax basis of an Applicable Asset under (i) Section 732 of the Code (in situations where, as a result of one or more Exchanges, the Company becomes an entity that is disregarded as separate from its owner for Tax purposes) or (ii) Section 1012 of the Code, or Sections 743(b) and 754 of the Code (in situations where, following an Exchange, the Company remains in existence as an entity for Tax purposes) and, in each case, comparable sections of state, local and foreign Tax laws. For these purposes in calculating the Basis Adjustment, the Parent’s basis in the Class B Exchangeable Units transferred in the Exchange shall equal the sum of (i) the Market Value of the Common Stock, cash or other consideration transferred to the Member or other transferee pursuant to the Exchange as payment for the exchanged Class B Exchangeable Units, plus (ii) the amount of payments made under this Agreement with respect to such Exchange (other than payments that are treated for Tax purposes as Imputed Interest) plus (iii) the amount of Company debt allocated to the Class B Exchangeable Units acquired pursuant to such Exchange. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Class B Exchangeable Units shall be determined without regard to any Pre-Exchange Transfer of such Class B Exchangeable Units, and as if any such Pre-Exchange Transfer had not occurred.
     “Business Combination Agreement” means the agreement by and among the Parent, 57th Street Merger Sub LLC, the Company, the Members and their representatives dated as of January 9, 2011 as amended on February 18, 2011, March 17, 2011 and April 7, 2011, as such agreement may be amended, supplemented or modified from time to time in accordance with its terms .
     “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.
     “Change of Control” means
(i)	a merger, reorganization, consolidation or similar form of business transaction directly involving the Parent or indirectly involving the Parent through one or more intermediaries unless, immediately following such transaction, more than 50% of the voting power of the then outstanding voting stock or other equities of the Parent resulting from consummation of such transaction (including, without limitation, any parent or ultimate parent corporation of such Person that as a result of such transaction owns directly or indirectly the Parent and all or substantially all of the Parent’s assets) is held by the existing Parent equityholders (determined immediately prior to such transaction); or

(ii)	a transaction in which the Parent, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to another Person other than an Affiliate; or

(iii)	a transaction in which there is an acquisition of control of the Parent by a Person or group of Persons. The term “control” shall mean the possession, directly or indirectly, of the power to either (i) vote more than 50% of the securities having ordinary voting power for the election of directors (or comparable positions in the case of partnerships and limited liability companies), or (ii) direct or cause the direction of the management and policies of such Person whether by contract or otherwise (for the avoidance of doubt, consent rights do not constitute control for the purpose of this definition); or

(iv)	a transaction in which individuals who constitute the Board of Directors of the Parent (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board of Directors of the Parent, provided that any person becoming a director subsequent to the effective date of this Agreement, whose election or nomination for election is either (A) contemplated by a written agreement among equityholders of the Parent on the effective date of this Agreement or (B) was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Parent in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Parent as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(v)	the liquidation or dissolution of the Parent.
     “Class B Exchangeable Units” means the New Crumbs Class B Exchangeable Units (as defined in the Amended and Restated LLC Agreement) and any [equity] securities issued or issuable in exchange for, or with respect to, such Class B Exchangeable Units (i) by way of a dividend, split or combination of equity interest or (ii) in connection with a reclassification, recapitalization, merger, consolidation or other reorganization.
     “Code” is defined in the Recitals of this Agreement.
     “Common Stock” means the common stock of Parent, par value $.0001 per share, and any [equity] securities issued or issuable in exchange for, or with respect to, such Common Stock (i) by way of a dividend, split or combination of equity interest or (ii) in connection with a reclassification, recapitalization, merger, consolidation or other reorganization.
     “Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
     “Company” is defined in the Preamble of this Agreement.
     “Default Rate” means LIBOR plus 500 basis points.
     “Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, local and foreign Tax law, as applicable, or any other event (including the execution of a Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.
     “Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.
     “Early Termination Notice” is defined in Section 4.2 of this Agreement.
     “Early Termination Payment” is defined in Section 4.3(b) of this Agreement.
     “Early Termination Rate” means the lesser of (i) 6.5% and (ii) LIBOR plus 100 basis points.

     “Early Termination Schedule” is defined in Section 4.2 of this Agreement.
     “Exchange” means, collectively, the Merger and any other acquisition by Parent of Class B Exchangeable Units including by means of an exchange of Class B Exchangeable Units for Common Stock.
     “Exchange Agreement” means the Exchange and Support Agreement among Parent, the Company, and each of the Members or other Persons party thereto, dated on or about the date hereof as it may be amended or supplemented from time to time in accordance with its terms.
     “Exchange Basis Schedule” is defined in Section 2.2 of this Agreement.
     “Exchange Date” means the time of any Exchange.
     “Exchange Payment” is defined in Section 5.1.
     “Expert” is defined in Section 7.9 of this Agreement.
     “Imputed Interest” shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state, local and foreign Tax law with respect to Parent’s payment obligations under this Agreement.
     “Interest Amount” is defined in Section 3.1(b) of this Agreement.
     “Liquidity Exchange” means the Exchange of any Liquidity Units and/or Substituted Units (as defined under the Business Combination Agreement) or any [equity] securities issued or issuable in exchange for, or with respect to, such Liquidity Units and/or Substituted Units (i) by way of a dividend, split or combination of equity interest or (ii) in connection with a reclassification, recapitalization, merger, consolidation or other reorganization..
     “Market Value” shall mean the closing price of the Common Stock on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Common Stock are then traded or listed, as reported by the Wall Street Journal; provided that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value shall mean the closing price of the Common Stock on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such Common Stock are then traded or listed, as reported by the Wall Street Journal; provided further, that if the Common Stock are not then listed on a National Securities Exchange or Interdealer Quotation System, “Market Value” shall mean the fair market value of the Common Stock, as determined by the Board of Directors of the Parent in good faith.
     “Material Objection Notice” has the meaning set forth in Section 4.2.
     “Member” is defined in the Preamble of this Agreement.
     “Merger” is defined in the Recitals of this Agreement.

     “Merger Sub” is defined in the Recitals of this Agreement.
     “Net Tax Benefit” has the meaning set forth in Section 3.1(b).
     “Original Tax Basis” means, with respect to any Applicable Asset at any time, the Tax basis that such Applicable Asset would have had at such time determined as if (i) the Company remains in existence as an entity for Tax purposes, and (ii) the Company did not make the election provided by Section 754 of the Code.
     “Original Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of Parent using the same methods, elections, conventions and similar practices used on the relevant Tax Return, but using the Original Tax Basis instead of the Adjusted Tax Basis and excluding any deduction attributable to the Imputed Interest. If all or a portion of the liability for Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of such Taxable Year, such liability shall not be included in determining the Original Tax Liability unless and until there has been a Determination.
     “Objection Notice” has the meaning set forth in Section 2.4(a).
     “Parent” is defined in the Preamble of this Agreement.
     “Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.
     “Person” shall be construed broadly and includes any individual, corporation, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.
     “Pre-Exchange Transfer” means any transfer (including upon the death of a Member) of one or more Class B Exchangeable Units (i) that occurs prior to an Exchange of such Class B Exchangeable Units, and (ii) to which Section 743(b) of the Code applies.
     “Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Original Tax Liability over the actual liability for Taxes of Parent for such Taxable Year. If all or a portion of the actual liability for Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.
     “Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the actual liability for Taxes of Parent for such Taxable Year over the Original Tax Liability. If all or a portion of the actual liability for Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority for the Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.
     “Reconciliation Dispute” has the meaning set forth in Section 7.9 of this Agreement.
     “Reconciliation Procedures” has the meaning set forth in Section 2.4(a) of this Agreement.

     “Schedule” means any Exchange Basis Schedule, Tax Effect Schedule and the Early Termination Schedule.
     “Sharing Percentage” means (i) 0% with respect to the portion of any Net Tax Benefit attributable to an Exchange (other than the Merger) occurring in 2011, other than a Liquidity Exchange, (ii) 50% with respect to the portion of any Net Tax Benefit attributable to the Closing Merger Consideration (as adjusted under Sections 1.3 and 1.5 of the Business Combination Agreement), and (iii) 75% with respect to the portion of any Net Tax Benefit attributable to (a) the Contingency Consideration, (b) any Liquidity Exchange occurring in 2011 and (c) any Exchange occurring after 2011.
     “Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.
     “Tax Effect Schedule” is defined in Section 2.3 of this Agreement.
     “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.
     “Taxable Year” means a taxable year as defined in Section 441(b) of the Code or comparable section of state, local or foreign Tax law, as applicable, (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made) ending on or after an Exchange Date in which there is a Basis Adjustment due to an Exchange.
     “Tax” or “Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges measured with respect to net income or profits and any interest related to such tax.
     “Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any Taxing Authority or any other authority exercising Tax regulatory authority.
     “Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.
     “Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that (1) in each Taxable Year ending on or after such Early Termination Date, the Parent will have taxable income sufficient to fully utilize the deductions arising from the Basis Adjustment and the Imputed Interest during such Taxable Year, (2) the federal income Tax rates and state, local and foreign income Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, (3) any loss carryovers or carry-back generated by the Basis Adjustment or the Imputed Interest and available as of the date of the Early Termination Schedule will be utilized by the Parent on a pro rata basis from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carry-backs, (4) if an Early Termination is effected prior to an Exchange of all Class B Exchangeable Units and an Early Termination

Payment is being paid pursuant to Section 4.3(a), the Basis Adjustment shall be calculated as if the Exchange of any remaining Class B Exchangeable Units occurred on the Early Termination Date.
ARTICLE II
DETERMINATION OF REALIZED TAX BENEFIT
     Section 2.1 Basis Adjustment. The Parent, the Company and the applicable Member acknowledge that as a result of an Exchange (unless otherwise required by applicable law) the Parent’s proportional share of the Company’s Tax basis in any Applicable Assets shall be increased by the excess, if any, of the Adjusted Tax Basis over the Original Tax Basis.
     Section 2.2 Exchange Basis Schedule. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Parent for each Taxable Year in which any Exchange has been effected, Parent shall deliver to the applicable Member a schedule (the “Exchange Basis Schedule”) showing (i) the Original Tax Basis of the Applicable Assets as of each applicable Exchange Date, (ii) the Basis Adjustment with respect to the Applicable Assets as a result of the Exchanges effected in such Taxable Year, calculated in the aggregate, (iii) the Adjusted Tax Basis of the Applicable Assets as of each applicable Exchange Date, (iv) the period or periods, if any, over which the Applicable Assets are amortizable and/or depreciable, (iv) the period or periods, if any, over which each Basis Adjustment is amortizable and/or depreciable (which, for non-amortizable assets shall be based on the Valuation Assumptions) and (v) the Sharing Percentage applicable to each underling Exchange.
     Section 2.3 Tax Effect Schedule. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Parent for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, Parent shall provide to the applicable Member a schedule showing the calculation of the Realized Tax Benefit or Realized Tax Detriment and Tax Benefit Payment (if any) for such Taxable Year (a “Tax Effect Schedule”). The Schedule will become final as provided in Section 2.4(a) and may be amended as provided in Section 2.4(b) (subject to the procedures set forth in Section 2.4(b)).
     Section 2.4 Procedures, Amendments.
     (a) Procedure. Every time Parent delivers to the applicable Member an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule, Parent shall also (x) deliver to the applicable Member schedules and work papers providing reasonable detail regarding the preparation of the Schedule and (y) allow the applicable Member reasonable access at no cost to the appropriate representatives at Parent in connection with the review of such Schedule. The applicable Schedule shall become final and binding on all parties unless the applicable Member, within thirty (30) calendar days after receiving an Exchange Basis Schedule or amendment thereto or thirty (30) calendar days after receiving a Tax Effect Schedule or amendment thereto, provides Parent with notice of a material objection to such Schedule (“Objection Notice”) made in good faith; provided, for the sake of clarity, only Members shall have the right to object to any Schedule or Amended Schedule pursuant to this Section 2.4. If the parties, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days of receipt by Parent of an Objection Notice, Parent and the applicable Member shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). For the avoidance of doubt, it being understood, that for purposes of this Section 2.4(a), an Amended Schedule (as defined herein) shall not include an amendment made to comply with the Expert’s determination under the Reconciliation Procedures.
     (b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by Parent (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the applicable Member, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carry-back or carry-forward of a loss or other Tax item to such Taxable Year, (v) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Parent’s Tax Return filed for such Taxable Year, or (vi) to adjust the Exchange Basis Schedule to take into account payments made pursuant to this Agreement (such Schedule, an “Amended Schedule”).
ARTICLE III
TAX BENEFIT PAYMENTS
     Section 3.1 Payments.
     (a) Payments. With respect to any Taxable Year, within five (5) calendar days of a Tax Effect Schedule becoming final in accordance with Section 2.4(a), Parent shall pay to the applicable Member, for such Taxable Year, the Tax Benefit Payment determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account of the applicable Member previously designated by such Member or as otherwise agreed by Parent and the applicable Member. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, federal income Tax estimated payments.
     (b) A “Tax Benefit Payment” means an amount, not less than zero, equal to the sum of the Net Tax Benefit and Interest Amount (if any) resulting from each Exchange multiplied by the Sharing Percentage applicable to each such Exchange. The “Net Tax Benefit” shall equal: (1) Parent’s Realized Tax Benefit, if any, for a Taxable Year plus (2) the amount of the excess Realized Tax Benefit reflected on an Amended Tax Effect Schedule for a previous Taxable Year over the Realized Tax Benefit (or Realized Tax Detriment (expressed as a negative number)) reflected on the Tax Effect Schedule for such previous Taxable Year, minus (3) an amount equal to Parent’s Realized Tax Detriment (if any) for the current or any previous Taxable Year, minus (4) the amount of the excess Realized Tax Benefit reflected on a Tax Effect Schedule for a previous Taxable Year over the Realized Tax Benefit (or Realized Tax Detriment (expressed as a negative number)) reflected on the Amended Tax Effect Schedule for such previous Taxable

Year; provided, however, that to the extent of the amounts described in clauses (2), (3) and (4) that were taken into account in determining any Tax Benefit Payment in a preceding Taxable Year, such amounts shall not be taken into account in determining a Tax Benefit Payment in any other Taxable Year; provided, further, no applicable Member shall be required to return any portion of any previously made Tax Benefit Payment. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing Parent’s Tax Return with respect to Taxes for such Taxable Year until the Payment Date. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control, all Tax Benefit Payments, whether paid with respect to Class B Exchangeable Units that were exchanged (i) prior to the date of such Change of Control or (ii) on or after the date of such Change of Control, shall be calculated by utilizing Valuation Assumptions (1), (3), and (4), substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date”.
     Section 3.2 No Duplicative Payments. It is intended that the above provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. It is also intended that the provisions of this Agreement provide that the Parent’s Realized Tax Benefit multiplied by the Sharing Percentage (as applied to each underlying Exchange) and Interest Amount is paid to the Members pursuant to this Agreement. The provisions of this Agreement shall be construed in the appropriate manner as such intentions are realized.
     Section 3.3 Pro Rata Payments. To the extent Parent’s deduction with respect to the Basis Adjustment is limited in a particular Taxable Year or Parent lacks sufficient funds to satisfy its obligations to make all Tax Benefit Payments due in a particular taxable year, the limitation on the deduction, or the Tax Benefit Payments that may be made, as the case may be, shall be taken into account and made for each applicable Member on a pro rata basis relative to the total amount of deductions each Member was entitled to get with respect to the aggregate Basis Adjustments for all of the applicable Members.
ARTICLE IV
TERMINATION
     Section 4.1 Early Termination and Breach of Agreement.
     (a) Parent may terminate this Agreement with respect to all of the Class B Exchangeable Units held (or previously held and exchanged) by all Members at any time by paying to all of the applicable Members the Early Termination Payment; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all Members, and provided, further, that Parent may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payments by Parent, neither the applicable Members nor Parent shall have any further payment obligations under this Agreement in respect of such Members, other than for any (a) Tax Benefit Payment agreed to by Parent and the applicable Member as due and payable but unpaid as of the Early Termination Notice and (b) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early

Termination Notice (except to the extent that the amount described in clause (b) is included in the Early Termination Payment). If an Exchange occurs after Parent exercises its termination rights under this Section 4.1(a), Parent shall have no obligations under this Agreement with respect to such Exchange.
     (b) In the event that Parent breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (2) any Tax Benefit Payment agreed to by Parent and any Member as due and payable but unpaid as of the date of a breach, and (3) any Tax Benefit Payment due for the Taxable Year ending with or including the date of a breach. Notwithstanding the foregoing, in the event that Parent breaches this Agreement, the Members shall be entitled to elect to receive the amounts set forth in (1), (2) and (3), above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement within three months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three months of the date such payment is due.
     (c) The undersigned parties agree that the aggregate value of the Tax Benefit Payments cannot be ascertained with any reasonable certainty for U.S. federal income Tax purposes.
     Section 4.2 Early Termination Notice. If Parent chooses to exercise its right of early termination under Section 4.1 above, Parent shall deliver to the applicable Member notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying Parent’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment. The applicable Early Termination Schedule shall become final and binding on all parties unless the applicable Member, within thirty (30) calendar days after receiving the Early Termination Schedule thereto provides Parent with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”). If the parties, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by Parent of the Material Objection Notice, Parent and the applicable Member shall employ the Reconciliation Procedures as described in Section 7.9 of this Agreement. For the avoidance of doubt, it being understood, that for purposes of this Section 4.2, an Amended Schedule shall not include an amendment made to comply with the Expert’s determination under the Reconciliation Procedures.

     Section 4.3 Payment upon Early Termination.
     (a) Within three calendar days after agreement between the applicable Member and Parent of the Early Termination Schedule, Parent shall pay to the applicable Member an amount equal to the Early Termination Payment. Such payment shall be made by wire transfer of immediately available funds to a bank account designated by the applicable Member or as otherwise agreed by Parent and the applicable Member.
     (b) The “Early Termination Payment” as of the date of the delivery of an Early Termination Schedule shall equal with respect to the applicable Member the present value, discounted at the Early Termination Rate as of such date, of all Tax Benefit Payments that would be required to be paid by Parent to the applicable Member beginning from the Early Termination Date assuming the Valuation Assumptions are applied.
ARTICLE V
SUBORDINATION AND LATE PAYMENTS
     Section 5.1 Late Payments by Parent. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment required to be made by Parent to a Member under this Agreement (“Exchange Payment”) not made to the applicable Member when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Exchange Payment was due and payable.
ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION
     Section 6.1 Member Participation in Parent’s and Company’s Tax Matters. Except as otherwise provided herein, Parent shall have full responsibility for, and sole discretion over, all Tax matters concerning Parent and the Company, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, Parent shall notify the applicable Member of, and keep the applicable Member reasonably informed with respect to the portion of any audit of Parent and the Company by a Taxing Authority the outcome of which is reasonably expected to affect the applicable Member’s rights and obligations under this Agreement, and shall provide to the applicable Member reasonable opportunity to provide information and other input to Parent, the Company and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that Parent and the Company shall not be required to take any action that is inconsistent with any provision of the Amended and Restated LLC Agreement.
     Section 6.2 Consistency. Parent and the applicable Member agree to report and cause to be reported for all purposes, including federal, state, local and foreign Tax purposes and financial reporting purposes, all Tax-related items (including without limitation the Basis Adjustment and each Tax Benefit Payment) in a manner consistent with that specified by Parent in any Schedule required to be provided by or on behalf of Parent under this Agreement.

     Section 6.3 Cooperation. The applicable Member shall (a) furnish to Parent in a timely manner such information, documents and other materials as Parent may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to Parent and its representatives to provide explanations of documents and materials and such other information as Parent or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and Parent shall reimburse the applicable Member for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3.
ARTICLE VII
MISCELLANEOUS
     Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a Business Day (or otherwise on the next Business Day) or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to Parent, to:
57th Street Acquisition Corp.
c/o Crumbs Holdings LLC
110 West 40th Street
Suite 2100
New York, New York 10018
Attention: Chief Executive Officer
Facsimile: (212) 221-7107
with a copy (which shall not constitute notice to Parent) to:
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
Attention: Bruce Mendelsohn
Facsimile: (212) 872-1002
If to the applicable Member, to such Member in accordance with the notice provisions of the Amended and Restated LLC Agreement.
     Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

     Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
     Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, excluding any conflict of law rule or principle that might refer the governance or construction of this agreement to the Law of another jurisdiction.
     Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     Section 7.6 Successors; Assignment; Amendments; Waivers.
     (a) No Member may assign this Agreement to any Person without the prior written consent of Parent; provided, however, (i) that, to the extent Class B Exchangeable Units are effectively transferred in accordance with the terms of the Amended and Restated LLC Agreement and any other agreements the Members may have entered into with Parent, the transferring Member shall assign to the transferee of such Class B Exchangeable Units the transferring Member’s rights under this Agreement with respect to such transferred Class B Exchangeable Units, as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to Parent, agreeing to become a “Member” for all purposes of this Agreement, except as otherwise provided in such joinder, and (ii) that, once an Exchange has occurred, any and all payments that may become payable to a Member pursuant to this Agreement with respect to such Exchange may be assigned to any Person or Persons, as long as any such Person has executed and delivered, or, in connection with such assignment, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to Parent, agreeing to be bound by all provisions of this Agreement and acknowledging specifically the last sentence of the next paragraph.
     (b) No provision of this Agreement may be amended unless such amendment is approved in writing by the Parent, on behalf of itself and the Company, and by the applicable Member. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.
     (c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Parent shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Parent, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Parent would be required to perform if no such succession had taken place.
     Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
     Section 7.8 Resolution of Disputes.
     (a) The Members and the Company shall attempt in good faith to resolve any controversy, dispute or claim (other than a Reconciliation Dispute, which shall be governed by Section 7.9), including any ancillary claims of any party, arising out of or relating to this Agreement or the interpretation, breach, performance, non-performance, termination, enforceability or validity hereof (collectively, a “Dispute”) promptly by negotiation between the applicable Members and officers or employees of Parent who have authority to settle the Dispute. Any Member or the Company may give any other Member or the Company a written notice (a “Dispute Notice”) setting forth with reasonable specificity the nature of the Dispute and the identity of such first party’s representatives who shall attend and participate in the meeting at which such parties shall attempt to settle the Dispute. Following the receipt of a Dispute Notice, the representatives of such Members and/or the Company shall meet as soon as is practicable at a mutually acceptable time and place to negotiate in good faith a settlement of the Dispute, and shall meet thereafter as they reasonably deem necessary. To the fullest extent permitted by law, all negotiations pursuant to this Section 7.8 shall be confidential and shall be treated as compromise and settlement negotiations. To the fullest extent permitted by law, nothing said or disclosed, nor any document produced, in the course of such negotiations which is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration or litigation.
     (b) If a Dispute has not been resolved within thirty days after the receipt of a Dispute Notice through negotiation as provided in this Section 7.8, then the Dispute shall be finally settled by arbitration in accordance the Commercial Arbitration Rules (the “AAA Rules”) of the American Arbitration Association (“AAA”) and such right to arbitration as set forth herein shall be the exclusive remedy for the resolution of disputes arising hereunder. Any award rendered by the arbitrators shall be final and binding upon the Members and/or Company, and judgment upon such award may be entered in accordance with applicable Law in any court having jurisdiction. In all events, the arbitration provisions in this Agreement shall govern over any conflicting rules that may now or hereafter be contained in the AAA Rules. The arbitration shall be held in the City of New York, unless the parties to such arbitration mutually agree to have such arbitration held elsewhere; provided, however, that nothing contained in this Section 7.8 shall be construed to limit or preclude a Member from bringing any action in the Court of Chancery of the State of Delaware for injunctive or other provisional relief to prevent immediate and irreparable harm or to bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award. In the event such an action does not fall within the scope of subject matter jurisdiction of Court of Chancery of the State of Delaware, such an action may be brought in the Supreme Court of the State of New York, New York County. The Company and the Members agree to submit to the exclusive personal jurisdiction of the courts referenced in the preceding sentence in the event that an action is commenced pursuant to the preceding sentence and agree that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate,.
     (c) Any arbitration proceeding commenced pursuant to this Section 7.8 shall be conducted before three arbitrators, at least one of whom shall be an attorney experienced in corporate transactions. The arbitrators shall be chosen in accordance with the AAA Rules. Notwithstanding the preceding sentence, to the extent that any Dispute hereunder involves Parent or the Company, on the one hand, and one or more Members other than Parent, on the other hand, one arbitrator shall be chosen by Parent, one arbitrator shall be chosen by the Members other than Parent, and the third arbitrator shall be chosen by the other two arbitrators, or, if they should fail to agree on the third arbitrator, by the AAA. Each party shall be entitled to reasonable discovery rights, and issues as to discovery shall be determined by the arbitral panel applying the Laws of the State of Delaware as more fully provided in Section 7.8(d) and Section 7.4. The decision of a majority of the arbitrators shall be the decision of the arbitrators.

     (d) This Section 7.8 shall be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del. C. § 5701 et seq.) (the “Delaware Arbitration Act”). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 7.8, including any AAA Rules, shall be invalid or unenforceable under the Delaware Arbitration Act or other applicable law, such invalidity shall not invalidate all of this Section 7.8. In that case, this Section 7.8 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, This Section 7.8 shall be construed to omit such invalid or unenforceable provision.
     (e) Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.
     (f) (i)
     Section 7.9 Reconciliation. In the event that Parent and the applicable Member are unable to resolve a disagreement with respect to the matters governed by Sections 2.4, and 4.2 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner in a nationally recognized accounting firm or a law firm. If the parties are unable to agree on an Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Exchange Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Effect Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement and such Tax Return may be filed as prepared by Parent, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by Parent. Parent and each applicable Member shall bear their own costs and expenses of such proceeding, unless the Member has a prevailing position that is more than 10% of the payment at issue, in which case Parent shall reimburse such Member for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on Parent and the applicable Member and may be entered and enforced in any court having jurisdiction.
     Section 7.10 Withholding. Parent shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Member.
     Section 7.11 Affiliated Corporations; Admission of Parent into a Consolidated Group; Transfers of Corporate Assets.
     (a) If the Parent is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state, local or foreign law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments shall be computed with reference to the consolidated taxable income of the group as a whole.
     (b) If any Person the income of which is included in the income of the Parent’s affiliated or consolidated group transfers one or more assets to a corporation with which such entity does not file a consolidated Tax return pursuant to Section 1501 of the Code, for purposes of calculating the amount of any Exchange Payment (e.g., calculating the gross income of the Parent’s affiliated or consolidated group and determining the Realized Tax Benefit) due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset, plus (i) the amount of debt to which such asset is subject, in the case of a contribution of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a contribution of a partner interest.
     (c) Prior to agreeing to engage in any business combination, sale or purchase of assets, reorganization or similar transaction outside the ordinary course of its business which would not constitute a Change of Control for purposes of this Agreement and which could adversely affect the expected value of the benefits payable to Members under this Agreement, the Parent shall obtain the consent of Members, such consent not to be unreasonably withheld, it being understood that such consent may be conditioned upon the Parent’s agreement to make a make-whole payment or payments to Members at the time of such transaction or thereafter to compensate for such reduction in benefits.
     Section 7.12 Confidentiality. Each Member and its assignees acknowledges and agrees that the information of the Parent is confidential and, except in the course of performing any duties as necessary for the Parent and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, shall keep and retain in the strictest confidence and not to disclose to any Person all confidential matters, acquired pursuant to this Agreement, of the Parent or the Members. This clause 7.12 shall not apply to (i) any information that has been made publicly available by the Parent or any of its Affiliates, becomes public knowledge (except as a result of an act of a Member in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for the Members to prepare and file Tax returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax returns. Notwithstanding anything to the contrary herein, Members (and each employee, representative or other agent of each Member) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of (x) the Parent and (y) any of its transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the Members relating to such Tax treatment and Tax structure.
     If a Member or assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Parent shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Parent or any of its Subsidiaries and the accounts and funds managed by the Parent and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.
     Section 7.13 LLC Agreement. This Agreement shall be treated as part of the Amended and Restated LLC Agreement as described in Section 761(c) of the Code, and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.
     Section 7.14 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
[Signatures on following pages]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

57TH STREET GENERAL ACQUISITION CORP.

By:

Name:
Title:

CRUMBS, INC.

By:

Name:
Title:

Jason Bauer

Mia Bauer

Victor Bauer

EHL HOLDINGS LLC

By:

Name:
Title:

John D. Ireland
[Signature Page to Tax Receivable Agreement]